Exhibit 99.1

Ballard Signs Further Follow-On Technology Solutions Agreement With Global Auto OEM

VANCOUVER, April 28, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that it has signed a follow-on Technology Solutions contract with an unnamed leading global automotive OEM, further to the contract extension signed and announced on July 20, 2016. Under the new contract extension, Ballard will continue to provide expertise in proton exchange membrane (PEM) fuel cell technology to advance the customer's membrane electrode assembly (MEA) development program related to future versions of its engine for fuel cell vehicles.

"We continue to see increased levels of fuel cell activity from major OEMs throughout the global automotive industry," said Randy MacEwen, Ballard's President and Chief Executive Officer. "At Ballard, we are uniquely positioned to offer these companies bundled Technology Solutions with access to our leading intellectual capital and intellectual property focused on PEM fuel cell technology. These opportunities provide high value to our customers and long-term embedded optionality for Ballard shareholders."

Dr. Kevin Colbow, Ballard's Vice President, Technology and Product Development added, "This latest follow-on contract reflects our customer's satisfaction with the measured progress we have made during the 2014-16 period to provide compelling solutions for challenging technical issues. This next phase of our collaboration with this partner sets a clear roadmap for Ballard technology being integrated into future generations of their fuel cell vehicle platforms."

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning market demand for our products and services. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2017/28/c5402.html

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:30e 28-APR-17